OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

January 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, notice of Information that could seriously affect the value of company`s securities, list of related parties, quarterly reports for the 4 quarter of 2006 (RTS), quarterly reports for the 4 quarter of 2006 (MICEX Stock Exchange). The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, or a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company and its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:**
Sergei Lukin, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 0.77%;
This person's percentage of the issuer's common shares prior to the change: 0.77%
4. **The size of this person's share in the issuer's authorized capital after the change:** 0.3%;
This person's percentage of the issuer's common shares after the change: 0.3%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 29, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: December 29, 20 06	Seal	

Notice of Information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

Information on the conclusion of an agreement between the joint-stock company and a stock exchange stipulating for the listing of the joint-stock company's securities (an agreement with a trade institutor on the inclusion of the joint-stock company's securities in the list of securities admitted to trading on the securities market by the trade institutor).

Full corporate name (name) of the stock exchange on which the joint-stock company's securities are being listed (the trade institutor on the securities market including the joint-stock company's securities into its list of securities admitted to trading on the securities market by the trade institutor): ***Open Joint-Stock Company Russian Trading System Stock Exchange***

Category, form and type of the joint-stock company's securities listed by the stock exchange (the trade institutor shall be responsible for the inclusion into the list of securities admitted by the trade institutor to trading on the securities market): ***ordinary preferred shares***

Date and No. of the agreement stipulating for the listing of the joint-stock company's securities on the stock exchange (stipulating for the trade institutor to include them into the list of securities admitted by the trade institutor to trading on the securities market): ***agreement on the substitution of a party in an obligation dated November 7, 2006, effective as of January 1, 2007.***

3. Signature

3.1. General Director (signature) Yury Rovensky

3.2. Date: January 9, 2007

Seal Информационные Системы Москва

Notice of Information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

Information on the inclusion of the joint-stock company's securities in the list of securities admitted to trading on the securities market by the trade institutor.

Full corporate name (name) of the securities market trade institutor: ***Open Joint-Stock Company Russian Trading System Stock Exchange***

Category, form and type of the joint-stock company's securities included in the list of securities admitted to trading on the securities market by the trade institutor: ***ordinary registered shares.***

If the joint-stock company's securities are admitted to trading on a stock exchange, the name of the List of approved organizations to which the joint-stock company's securities are admitted, and if the securities have been admitted to trading on the stock exchange without listing, information about this fact: ***A2***

Information on the exclusion of the joint-stock company's securities from the list of securities admitted to trading on the securities market by the trade institutor.

Full corporate name (name) of the stock market trade institutor: ***Not-for-Profit Partnership Russian Trading System Stock Exchange***

Category, form and type of the joint-stock company's securities excluded from the list of securities admitted to trading on the securities market by the trade institutor: ***ordinary registered shares***

If the joint-stock company's securities are admitted to trading on a stock exchange, the name of the List of approved organizations to which the joint-stock company' securities are being admitted, or from which they are being excluded, and if the joint-stock company's securities are admitted to trading on the stock exchange without listing, information about this fact: ***A2***

3. Signature

3.1. General Director	(signature)	Yury Rovensky
3.2. Date: January 9, 2007	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Dmitry Belik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 10.67%;
This person's percentage of the issuer's common shares prior to the change: 10.67%
4. **The size of this person's share in the issuer's authorized capital after the change:** 10.60%;
This person's percentage of the issuer's common shares after the change: 10.60%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 27, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: December 27, 2006	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice
On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates. 1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** German Kaplun, member of the issuer's Board of Directors 2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:** Open Joint-Stock Company RBC Information Systems 75/9 Leninsky Prospekt, Moscow 119261 3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.29%; **This person's percentage of the issuer's common shares prior to the change:** 11.29% 4. **The size of this person's share in the issuer's authorized capital after the change:** 11.21%; **This person's percentage of the issuer's common shares after the change:** 11.21% 5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 27, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: December 27, 2006	Seal	

Notice of information
that could seriously affect the value of a joint-stock company's securities

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	***Open Joint-Stock Company RBC Information Systems***
1.2. Issuer's short corporate name	***OAO RBC Information Systems***
1.3. Issuer's address	***75/9 Leninsky Prospekt Moscow 119261***
1.4. Issuer's primary state registration number (OGRN)	***1027700381851***
1.5. Issuer's taxpayer ID	***7736206959***
1.6. Issuer's unique code assigned by the registration authority	***05214-A***
1.7. Address of the website used by the Issuer to disclose information	***http://www.rbcinfosystems.ru***

2. Contents of the Notice

On the change in the size of the share of members of the joint-stock company's Board of Directors (Supervisory Board), members of the collegial executive body, as well as of a person holding the office (performing the duties) of the joint-stock company's sole executive body, including a management company or a manager, in the joint-stock company's authorized capital, or in the authorized capitals of its subsidiaries or affiliates, and/or a change in the percentage of common shares owned by the above persons in the joint-stock company or its subsidiaries or affiliates.

1. **Full name and position of the person whose share in the issuer's authorized capital has changed:** Alexander Morgulchik, member of the issuer's Board of Directors
2. **Full corporate name and address of the entity in whose authorized capital this person's share has changed:**
Open Joint-Stock Company RBC Information Systems
75/9 Leninsky Prospekt, Moscow 119261
3. **The size of this person's share in the issuer's authorized capital prior to the change:** 11.47%;
This person's percentage of the issuer's common shares prior to the change: 11.47%
4. **The size of this person's share in the issuer's authorized capital after the change :** 11.39%;
This person's percentage of the issuer's common shares after the change: 11.39%
5. **The date on which the change in this person's share in the issuer's capital became known to the issuer:** December 27, 2006.

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: December 27 2006	Seal	

LIST OF RELATED PARTIES

RBC Information Systems Open Joint-Stock Company

Issuer code: 0 5 2 1 4 – A

As of 0 1 0 1 2 0 0 7

Issuer's location: 75/9 Leninsky Prospekt, Moscow 119261

The information contained herein is subject to disclosure pursuant to the legislation on securities of the Russian Federation.

Webpage address: http://www.rbcinfosystems.ru

General Director

(signature) Yury A. Rovensky (name)

seal

Date January 09 2007

Issuer's codes	
Taxpayer's ID	7736206959
OGRN	1027700381851

I. List of related parties as of 01 01 2007

No.	Full corporate name (name of non-profit organization) or full name of the related party	Location of the legal entity or place of residence of the individual (to be specified with the consent of the individual only)	Basis (bases) on which the party is considered a related party	Date of basis (bases)	The share in the joint-stock company's authorized capital owned by the related party	The share of the joint-stock company's common stocks owned by the related party
1	2	3	4	5	6	7
1	Dmitry Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	10.60%	10.60%
2	German Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.21%	12.21%
3	Ekaterina Lebedeva	Moscow, Russia	Member of the joint-stock company's collegial executive body, the Executive Board	26.07.2006	0.000000838504%	0.000000838504%
4	Sergey Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.3%	0.3%

5	Alexander Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	11.39%	11.39%
6	Neil Osborn	London, Great Britain	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
7	Michael Hammond	London, Great Britain	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
8	Hans-Joerg Rudloff	CH-1248 Hermance	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
9	Yury Rovensky	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	-	-
			Exercises the authority of the joint-stock company's sole executive body	23.07.2004		
			Member of the group that owns the joint-stock company	23.07.2004		
10	Artemiy Inyutin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.000000838504%	0.000000838504%

			Member of the joint-stock company's collegial executive body, the Executive Board	26.07.2006		
11	Alexey Kuzovkin	Moscow, Russia	Member of the joint-stock company's collegial executive body, the Executive Board	26.07.2006	0.000000838504%	0.000000838504%
12	RBC Engineering Closed Joint-Stock Company	75/9 Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	15.10.2001	-	-
13	PC Home Limited Liability Company	24-1-1 Tashkentskaya Street, Moscow 109472	Member of the group that owns the joint-stock company	17.10.2001	-	-
14	Megakor Limited Liability Company	office 602t, 84/32 Profsoyuznaya Street, Moscow 117997	Member of the group that owns the joint-stock company	12.01.2001	-	-
15	Merkot Limited Liability Company	20-1, 1st Grayvoronovsky Proyezd, Moscow 109518	Member of the group that owns the joint-stock company	17.10.2001	-	-
16	RBC Pro Limited Liability Company	75/9 Leninsky Prospekt, Moscow, 119261	Member of the group that owns the joint-stock company	17.10.2001	-	-
17	IT Group Limited Liability Company	68 Kommunisticheskiy Prospekt, Gorno-Altaisk, Altai Republic 649000	Member of the group that owns the joint-stock company	04.06.2004	-	-
18	RBC Programmny Produkt Limited Liability Company	Office 1-N, 96A Krasnoputilovskaya Street, St. Petersburg 196191	Member of the group that owns the joint-stock company	26.08.2002	-	-
19	ORGTEKHNIKA Production Cooperative	24-1-1 Tashkentskaya Street, Moscow, 109472	Member of the group that owns the joint-	12.01.2001	-	-

			stock company			
20	"RBC Information Systems (Europe)" N.V.	Netherlands, Schelmseweg 1, 6861WP Oosterbeek	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	23.10.2002	-	-
			Member of the group that owns the joint-stock company	23.10.2002		
21	RBC Investments (Cyprus) Limited	10 Mnasiadou St. Elma House 1065 Nicosia Cyprus	Member of the group that owns the joint-stock company	22.01.2003	-	-
22	RBC International Limited	8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong	Member of the group that owns the joint-stock company	08.11.2004	-	-
23	RBC SOFT Closed Joint-Stock Company	75/9 Leninsky Prospekt, Moscow 1192619	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		

24	ROSBUSINESSCONSULTING Closed Joint-Stock Company	78-1 Profsoyuznaya Street, Moscow 117393	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
25	RBC HOLDING Closed Joint-Stock Company	75/9 Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
26	RBC TV Closed Joint-Stock Company	75/9 Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	7.06.2002	-	-

			Member of the group that owns the joint-stock company	7.06.2002		
27	SK GARANT Closed Joint-Stock Company	Office of the Executive Board, 18-20 Sadovaya-Triumfalnaya Street, Moscow 103006	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	17.06.2002	-	-
			Member of the group that owns the joint-stock company	17.06.2002		
28	RBC Center Limited Liability Company	3b-1 Sadovaya-Chernogryazskaya Street, Moscow 107078	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	28.09.2001	-	-
			Member of the group that owns the joint-stock company	28.09.2001		
29	RBC TV Production Limited Liability Company	68 Kommunisticheskiy Prospekt, Gorno-Altaisk 649000, Altai Republic	Member of the group that owns the joint-stock company	09.09.2003	-	-

30	RBC Reklama Limited Liability Company	75/9, Leninsky Prospekt, Moscow 119261	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	21.10.2003	-	-
			Member of the group that owns the joint-stock company	21.10.2003		
31	RBC Publishing Limited Liability Company	29 Choros-Gurkina Street, Gorno-Altaisk 649000, Altai Republic	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	15.12.2003	-	-
			Member of the group that owns the joint-stock company	15.12.2003		
32	Information and Research Center "Politics, Economy, Marketing" Closed Joint-Stock Company	24 2nd Kvesisskaya Street, Moscow 127220	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party	16.08.2004	-	-
			Member of the group that owns the joint-stock company	16.08.2004		

33	National Awarding Committee Autonomous Non-Profit Organization	75/9 Leninsky Prospekt, Moscow 119261	Member of the group that owns the joint-stock company	18.08.2004	-	-
34	The Best Brand Steering Committee Autonomous Non-Profit Organization	12-14-1 Solyanka Street, Moscow 109240	Member of the group that owns the joint-stock company	16.08.2004	-	-
35	RBC TV Moscow Closed Joint-Stock Company	78 Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	14.05.2005	-	-
36	MEDIALAND.RU Limited Liability Company	78 Profsoyuznaya Street, Moscow 117393	Member of the group that owns the joint-stock company	26.04.2005	-	-
37	SMTP Press Limited Liability Company	22 Miklukho-Maklaya Street, Moscow 117437	Member of the group that owns the joint-stock company	27.09.2005	-	-
38	IPK Media Production Limited Liability Company	2/1-1 Myasnitsky Proyezd , Moscow 107078	Member of the group that owns the joint-stock company	27.09.2005	-	-
39	Pralberto Limited	22 Arch. Makarios III Avenue, 1065, Nicosia, Cyprus	Member of the group that owns the joint-stock company	13.04.2005	-	-
40	HELIOS COMPUTER Limited Liability Company	Office 417, 14 Shosse Entuziastov, Moscow	Member of the group that owns the joint-stock company	08.06.2005	-	-
41	Helios IT Operator Limited	P.O.Box 3161 Road Town Tortola British Virgin Islands	Member of the group that owns the joint-stock company	27.07.2005	-	-
42	TVR Production Limited Liability Company	2/1-1 Myasnitsky Proyezd, Moscow 107078	Member of the group that owns the joint-stock company	07.10.2005	-	-

43	RBC Media Limited Liability Company	13-7 Vavilov Street, Moscow 117312	The joint-stock company has the right to control over 20 percent of the total number of votes arising from shares (stakes, interests) in the authorized (share) capital of this party Member of the group that owns the joint-stock company	10.10.2005	-	-
44	Mass Media Group Limited Liability Company	9 Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	01.06.2005	-	-
45	MediaBusinessInform Limited Liability Company	9 Gnata Yury Street, Kiev 03148	Member of the group that owns the joint-stock company	16.06.2005	-	-
46	RBC-Ukraine Limited Liability Company	15A Patrisa Lyumumbi Street, Kiev 01042	Member of the group that owns the joint-stock company	13.02.2006	-	-
47	Halverston Holdings Limited	Drake Chambers, Tortola, British Virgin Islands	Member of the group that owns the joint-stock company	01.03.2006	-	-
48	RBC Technologies Limited Liability Company	2/1-1 Myasnitskiy Proyezd, Moscow 107078	Member of the group that owns the joint-stock company	25.01.2006	-	-
49	Business Info Limited Liability Company	Office VI, 14/16 Tsiolkovskogo Street, Korolev 141070, Moscow Region, Russia	Member of the group that owns the joint-stock company	05.05.2006	-	-
50	Asko-TBS-Consulting Limited Liability Company	Office 302, 10-1 Tverskaya Street, Moscow 103009, Russia	Member of the group that owns the joint-stock company	13.06.2006	-	-

51	RBC SOFT Limited Liability Company	101 Yuzhnobutovskaya Street, Moscow 117042, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-
52	RBC Inform Limited Liability Company	3/9-1 Malaya Kommunisticheskaya Street, Moscow 109004, Russia	Member of the group that owns the joint-stock company	30.06.2006	-	-
53	Hopeland Limited Liability Company	22 Miklukho-Maklaya Street, Moscow 117437, Russia	Member of the group that owns the joint-stock company	11.07.2006	-	-
54	BusinessPress Limited Liability Company	25/20 Shchepkina Street, Moscow 129090, Russia	Member of the group that owns the joint-stock company	18.07.2006	-	-
55	The Best Brand Close Joint-Stock Company	2 Shabolovka Street, Moscow 119049, Russia	Member of the group that owns the joint-stock company	29.11.2006	-	-
56	Narodnaya Marka Limited Liability Company	4-2 Donskaya Street, Moscow 119049, Russia	Member of the group that owns the joint-stock company	29.11.2006	-	-

II. Changes made to the list of related parties in the period
from 0 1 1 0 2 0 0 6 to 0 1 0 1 2 0 0 7

No.	Change	Date of change	Date of introduction of changes to the list of related parties
1	RBC Investments (Cyprus) Limited acquired shares in The Best Brand Closed Joint-Stock Company	29.11.2006	30.11.2006
2	The Best Brand Closed Joint-Stock Company owns shares in Narodnaya Marka Limited Liability Company	29.11.2006	30.11.2006

1. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
The Best Brand Closed Joint-Stock Company	2 Shabolovka Street, Moscow 119049, Russia	Member of the group that owns the joint-stock company	29.11.2006	-	-

2. Information on the related party prior to changes:

2	3	4	5	6	7
No data available	-	-	-	-	-

Information on the related party after changes:

2	3	4	5	6	7
Narodnaya Marka Limited Liability Company	4-2 Donskaya Street, Moscow 119049, Russia	Member of the group that owns the joint-stock company	29.11.2006	-	-

3. Information on the related party prior to changes:

2	3	4	5	6	7
Dmitry Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.22%	12.22%

Information on the related party after changes:

2	3	4	5	6	7
Dmitry Belik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	10.60%	10.60%

4. Information on the related party prior to changes:

2	3	4	5	6	7
German Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	12.91%	12.91%

Information on the related party after changes:

2	3	4	5	6	7
German Kaplun	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	11.21%	11.21%

5. Information on the related party prior to changes:

2	3	4	5	6	7

Alexander Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	13.12%	13.12%

Information on the related party after changes:

2	3	4	5	6	7
Alexander Morgulchik	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	11.39%	11.39%

6. Information on the related party prior to changes:

2	3	4	5	6	7
Sergei Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.77%	0.77%

Information on the related party after changes:

2	3	4	5	6	7
Sergei Lukin	Moscow, Russia	Member of the joint-stock company's Board of Directors (Supervisory Board)	29.06.2006	0.3%	0.3%

APPENDIX NO. 3
to the Rules of Listing, Admission to Placement and Circulation of Securities on MICEX Stock Exchange CJSC

Information on compliance of OAO RBC Information Systems with mandatory requirements for inclusion of the securities on the A Quotation List of the MICEX Stock Exchange

No.	Requirement	Information on compliance or non-compliance with the requirements	Compliance confirmation (references to provisions of the issuer's documents)*
1. General issuer requirements			
1.1.	The issuer shall elect a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
1.2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: they shall not be the issuer's officials or employees on the date of election and for three years preceding it; they shall not be officials of any other company, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; they shall not be spouses, parents, children or siblings of the issuer's employees; they shall not be affiliated with the issuer or its affiliates; they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; they shall not represent the government; they shall not have been members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) Independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn.

1.3.	The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be the evaluation of candidates for the joint-stock company's auditors, reviewing auditors' reports, evaluation of the issuer's internal audit procedures, and drafting of proposals to improve them (the audit committee). The committee shall be chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only (the issuer's sole executive body and/or members of the collegial executive body shall not be appointed members of the committee).	Fulfilled	Members of the committee: Chairman: 1. Michael Hammond (independent director). Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director)
	Results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
	definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager;		
	preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body;		
	definition of the criteria for selecting candidates for members of the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates;		
	regular valuation of the activity of the person acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if impossible for objective reasons, of independent and non-executive directors only.	Fulfilled	Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director). Members: 2. German Kaplun (non-executive director); 3. Sergey Lukin (non-executive director).
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
1.6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on the sale and/or acquisition of the issuer's securities by them.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
1.7.	The issuer shall disclose information on the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the person acting as the issuer's sole executive body, including a managing entity or a manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed as public and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special issuer requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No.46 on September 05, 2006)
2.2.	The joint-stock company has assumed an obligation not to exempt an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares that they possess (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003) The issuer's Articles of Association lack provisions on exempting the acquirer from this obligation.

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall comply with the provisions of regulations issued by an authorized federal executive agency, defining the requirements for information disclosure by joint-stock companies.		

General Director
OAO RBC Information Systems

Yury Rovensky

January 09, 2007

82-34864

OPEN JOINT-STOCK COMPANY
RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Oleg Safonov
President of
RTS Stock Exchange Non-for-Profit Partnership

Quarterly report form of (name of the organization) in compliance with corporate governance norms (for adding and retaining shares on the Partnership's A Quotation Lists) for the 4 quarter of 2006

No.	List of corporate governance norms	Fulfilled (full, partial or non-compliance)	Notes*
General issuer requirements			
1.	The issuer shall form a Board of Directors by cumulative voting.	Fulfilled	Clause 14.6 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
2.	The issuer's Board of Directors shall have at least 3 independent directors, who meet the following criteria: • they shall not be the issuer's (the manager's) officials or employees on the date of election and for 1 year preceding it; • they shall not be officials of any other economic entity, where any of the issuer's employees is a member of the Board of Directors' committee for human resources and remuneration; • they shall not be spouses, parents, children or siblings of the issuer's (manager's) employees (of an official of the issuer's managing organization); • they shall not be affiliated with the issuer, except for a member of the issuer's Board of Directors; • they shall not be party to the issuer's obligations, under which they may acquire property (obtain funds) equaling 10 or more percent of the total annual income of the above persons, save for remunerations for work on the issuer's Board of Directors; • they shall not represent the government, that is they shall not be representatives of the Russian Federation or its constituent parts to Boards of Directors of joint-stock companies subject to special rights (golden share), or	Fulfilled	Independent Directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn. Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	persons elected to the Board of Directors from candidates nominated by the Russian Federation, or a constituent part of the Russian Federation or a municipality, given that such Board members have to vote based on written instructions (orders etc.) issued by a respective constituent part of the Russian Federation or municipality.		
3.	1) The issuer's Board of Directors shall set up a committee, whose exclusive functions shall be evaluating candidates for the joint-stock company's auditor, reviewing the auditor's reports, evaluating the issuer's internal audit procedures, and drafting proposals to improve them (an audit committee), chaired by an independent director as defined in Clause 2 hereof. 2) The audit committee shall consist of independent directors only, as defined in Clause 2 hereof, and if impossible for objective reasons, members of the Board of Directors as defined in Clause 2 hereof and members of the Board of Directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body only. 3) The results of the review of the report of the issuer's auditor prepared by the audit committee shall be presented in the form of materials for the issuer's annual general shareholders' meeting.	Fulfilled	1) Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004) 2) Members of the Committee: Chairman: 1. Michael Hammond (independent director); Members: 2. Alexander Morgulchik (non-executive director); 3. Neil Osborn (independent director) 3) Clause 4, Article 30 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)
4.	1) The issuer's Board of Directors shall set up a committee for human resources and remuneration, whose exclusive functions shall be as follows: definition of the principles and criteria for determining the amount of remuneration due to members of the issuer's Board of Directors, members of the collegial executive body and the person acting as the sole executive body, including the managing entity or the manager; preparation of proposals for determining material terms and conditions of contracts with members of the issuer's Board of Directors, members of the collegial executive body, and the person acting as the sole executive body; definition of the criteria for selecting candidates for the issuer's Board of Directors, the collegial executive body, or for the person acting as the sole executive body, as well as preliminary evaluation of such candidates; regular valuation of the activity of the person	Fulfilled	Article 29 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004)

	acting as the issuer's sole executive body (managing entity, or manager) and members of the issuer's collegial executive body, and preparation of proposals for the Board of Directors regarding their possible reappointment. 2) The human resources and remuneration committee shall consist of members of the Board of Directors only as defined in Clause 2 hereof, and if impossible for objective reasons, of members of the Board of Directors as defined in Clause 2 hereof and directors who are not the issuer's sole executive body and/or members of the issuer's collegial executive body.		2) Members of the committee: Chairman: 1. Hans-Joerg Rudloff (independent director); Members: 2. German Kaplun (non-executive director); 3. Sergey Lukin (non-executive director).
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
6.	The issuer's internal documents shall set forth the obligation of members of the Board of Directors and the collegial executive body, and the person acting as the issuer's sole executive body, including a managing entity and its employees, to disclose information on the ownership of the issuer's securities, as well as on any sale and/or acquisition of the issuer's securities.	Fulfilled	Clause 7, Article 40 of the Regulations of the Board of Directors (version No. 3, approved by the general shareholders' meeting, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004).
7.	The issuer's Board of Directors shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
8.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and transactions therewith, which is not deemed public, and could have a material effect on the market value of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

9.	The issuer's Board of Directors shall approve a document defining procedures for internal audit of the issuer's financial and economic activities; compliance with these procedures shall be controlled by a special department of the issuer, which shall report any revealed violations to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
10.	The issuer's Articles of Association shall stipulate that notice of a general shareholders' meeting shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 9, registered with the Federal Tax Service's Moscow Inter-District Inspectorate No. 46 on September 05, 2006)
11.	The issuer's Articles of Association shall not stipulate the exemption of an acquirer from the obligation to offer shareholders the opportunity to sell the company's common shares in their possession (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the joint-stock company's common shares.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003). The issuer's Articles of Association lack provisions on exempting the acquirer from this obligation.

General Director
OAO RBC Information Systems

Seal

Yury Rovensky

January 09, 2007